December 19, 2006

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

850 Fifth Street, N.W.

Washington, DC 20549

Mail Stop 6010

RE:	Healthways, Inc.
Form 10-K for the fiscal year ended August 31, 2006
File No. 000-19364

Dear Mr. Rosenberg:

The following is a response to your comment letter of December 12, 2006 relating to Healthways, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1.

Gross margin in the fourth quarter of 2006 increased to 36.5% as compared to 29%, 29%, and 31% in the first three quarters of 2006. Please tell us the reasons for the improvement in your gross margin in the fourth quarter of 2006.

Response to Comment 1:

The improvement in our gross margin in the fourth quarter of fiscal 2006 is primarily due to a decrease in wages and benefits as a percentage of revenue as well as improved operating leverage attributable to revenue growth. Wages and benefits during the fourth quarter were approximately 500 basis points lower as a percentage of revenue compared to the average of the first three quarters of fiscal 2006, which is primarily attributable to a reduction in the fourth quarter in the level of employee bonus provision. Under the Company’s 2006 Incentive Bonus Plan (the “2006 Plan”), all of our employees were eligible for performance-based awards if the Company attained its targeted performance goals. During each fiscal quarter we recorded the employee bonus provision based on the Company’s cumulative performance compared to its targeted performance goals. Through the first three fiscal quarters, the Company fully met its performance targets, and accordingly, employee bonuses were accrued to the appropriate amount

Mr. Jim B. Rosenberg

December 19, 2006

due under the 2006 Plan. During the fourth quarter of fiscal 2006, the Company did not achieve the required performance targets under the 2006 Plan and accordingly, we did not recognize any bonus provision for the fourth quarter.

The additional improvement in our gross margin in the fourth fiscal quarter was due primarily to operating leverage. During the fourth quarter of fiscal 2006, revenues increased approximately 16% compared to the average of the first three fiscal quarters; in the aggregate, all other operating expenses (excluding wages and benefits) improved approximately 100 basis points as a percentage of revenue during the fourth fiscal quarter compared to the average of the first three quarters of fiscal 2006.

Liquidity and Capital Resources, page 29

2.

We note the following language in explaining the change in cash flow provided by operations in 2006 as compared to 2005: “payments during fiscal 2005 related to accounts payable accrued at August 31, 2004 associated with capital expenditures...” Please tell us why cash paid for capital expenditures is classified as operating activities rather than investing activities and how your statements of cash flows comply with paragraph 16.c of SFAS 95.

Response to Comment 2:

At August 31, 2004, we accrued approximately $4.8 million in accounts payable related to purchases of property and equipment, and reflected this purchase in investing activities on our fiscal 2004 statement of cash flows. In light of your comment, we have reviewed paragraph 17c of SFAS 95 and believe that the transaction should not have been reflected in the fiscal 2004 statement of cash flows but rather should have been reflected in the fiscal 2005 statement of cash flows. The reported treatment served to overstate cash flow provided by operating activities and cash flow used in investing activities in fiscal 2004, and to subsequently understate these same items in fiscal 2005. We have discussed this conclusion with our independent accountants, and based on that discussion and our review of Staff Accounting Bulletin Topic 1:M, we do not believe the misclassification requires a restatement in either fiscal 2004 or 2005 since it is not material, for the following reasons:

•	It represents 8.8% and 6.4% of reported operating cash flows for fiscal 2004 and 2005, which were $54.6 million and $75.2 million, respectively;
•	It does not mask a change in earnings or other trends (e.g. cash flow from operating activities);
•	It does not change cash flow from operating activities from a source of cash to a use of cash or vice versa;
•	It does not affect our compliance with loan covenants or other contractual requirements; and
•	There is no continuing impact of this misstatement nor any impact on the fiscal 2006 statement of cash flows.

Mr. Jim B. Rosenberg

December 19, 2006

Our Form 10-K for the year ended August 31, 2007 will properly reflect this transaction in the fiscal 2005 statement of cash flows. Our independent accountants concur with our conclusions.

Consolidated Statements of Operations, page 35

3.

It appears that you have excluded depreciation and amortization from cost of services. Please tell us why you believe it is appropriate not to include the portion of depreciation and amortization related to the cost of services. When amortization and depreciation is excluded from cost of revenues, Staff Accounting Bulletin Topic 11:B requires disclosure of that fact on the face of the statement of operations. In addition, gross margin amounts that exclude amortization and depreciation should not be presented on the face of the statement of operations nor should those amounts be discussed in MD&A. Gross margin information required to be presented in quarterly information required by Item 302 of Regulation S-K should include depreciation and amortization.

Response to Comment 3:

Beginning with our Form 10-Q for the fiscal quarter ended November 30, 2006, we will disclose on the face of the statement of operations, as permitted by Staff Accounting Bulletin Topic 11:B, that cost of services excludes charges for depreciation. Cost of services will be stated as “cost of services (exclusive of depreciation shown separately below)” or in a similar manner. We will not present gross margin on the face of the statement of operations or reflect or discuss gross margin within MD&A. In addition, gross profit information that is required to be presented in quarterly information required by Item 302 of Regulation S-K will be presented as “operating income”, which will include cost of services, selling, general and administrative expenses, and depreciation and amortization.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 665–7674 or by facsimile at (615) 665–7697.

Sincerely yours,

/s/ Mary A. Chaput

Mr. Jim B. Rosenberg

December 19, 2006

Mary A. Chaput

Chief Financial Officer

cc:	Dana Hartz (via facsimile)
James H. Cheek, III